SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 8 February 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


BP p.l.c.
Group Results
4th Quarter and Full Year 2004

                                                     London 8 February 2005

                         FOR IMMEDIATE RELEASE

                 RECORD ANNUAL RESULT AND STRONG CASH FLOW
            FOURTH QUARTERLY DIVIDEND INCREASED 26% ON A YEAR AGO

---------------------------------------------------------------------------
 Fourth   Third  Fourth
Quarter Quarter Quarter                                          Year
   2003    2004    2004   $ million                      2004    2003     %
=======================                                ====================
                          Replacement cost profit
  2,250   3,456   3,028     for the period (a)         14,088  10,466
    637     481     618   Acquisition amortization(b)   2,120   2,392
-----------------------                                --------------------
  2,887   3,937   3,646   Pro forma result             16,208  12,858    26
=======================                                ====================
  13.07   18.17   16.89   - per ordinary share (cents)  74.27   57.99    28
   0.78    1.09    1.02   - per ADS (dollars)            4.46    3.48
   7.68    9.99    9.05   - per ordinary share (pence)  40.58   35.58    14
=======================                                ====================
   6.75    7.10    8.50   Dividend per share (cents)    29.45   26.00    13
   0.41    0.43    0.51   Dividend per ADS (dollars)     1.77    1.56
  3.674   3.910   4.522   Dividend per share (pence)   16.099   15.517    4
=======================                                ====================

o BP's fourth quarter pro forma result was $3,646 million, compared with $2,887 million a year ago, an increase of 26%. For the year, the result was $16,208 million compared with $12,858 million, up 26%. Replacement cost profit for the fourth quarter and year was $3,028 million and $14,088 million respectively, compared with $2,250 million and $10,466 million a year ago.

o The fourth quarter result includes net exceptional and non-operating charges of $1,127 million compared with a net gain of $204 million in the fourth quarter of 2003.

o The fourth quarter trading environment was stronger than a year ago, with higher oil and gas realizations and higher refining, marketing and chemicals margins.

o Net cash outflow for the quarter was $1.0 billion and net cash inflow for the year was $6.0 billion, compared with an outflow of $1.8 billion and an inflow of $1.4 billion a year ago. Net cash inflow from operating activities for the quarter and year was $7.0 billion and $28.6 billion respectively, compared with $3.5 billion and $21.7 billion a year ago. Strong annual cash flow has enabled significant share buy-backs.

o The pro forma ratio of net debt to net debt plus equity was 24% at the end of the quarter.

o Return on average capital employed for the quarter and year respectively, on a pro forma basis, was 17.4% and 19.6%, compared with 15.5% and 17.8% a year ago. The cash return for the quarter was 39% compared with 28% a year ago, and for the year was 35% compared with 31% a year ago.

o The quarterly dividend is 8.50 cents per share ($0.51 per ADS). This compares with 6.75 cents per share a year ago. For the year the dividend showed an increase of 13%. In sterling terms, the quarterly dividend is 4.522 pence per share compared with 3.674 pence a year ago; for the year the dividend showed an increase of 4%. During the year, the company repurchased for cancellation 827 million of its own shares, at a cost of $7.5 billion.

BP Group Chief Executive, Lord Browne, said:

     "Against the backdrop of strong oil demand, we have had a very successful year both operationally and financially. Our strong cash flow is now reflecting the results of our significant investment programme over the past few years and improvements in underlying performance in line with strategy. As a result of the strong cash flow we have been able to continue to invest for the future of the company, we have made significant share buybacks and we have consistently increased the dividend. In addition, our confidence in the future has enabled us to make the step change in the dividend announced today."

The pro forma result has been derived from the group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. This financial performance information and measures derived therefrom, shown above and elsewhere in the document, are provided in order to enable investors to evaluate better BP's performance against that of its competitors. BP will discontinue pro forma reporting at the time it adopts International Financial Reporting Standards with effect from the first quarter of 2005.

(a) Replacement cost profit for the period includes the net profit or loss on the sale of fixed assets and businesses or termination of operations. It also includes non-operating items identified by the group, primarily asset write-downs/impairment, environmental and other provisions and restructuring, integration and rationalization costs. These items do not meet the criteria to be classified as operating exceptional items.

(b) Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The results for 2003 and 2004 include accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.

                      Summary Fourth Quarter Results

Exploration and Production's record fourth quarter result was up 68% on a year ago reflecting higher liquids and gas realizations and increased volumes, partly offset by the impact of the weaker US dollar and higher costs.

The Refining and Marketing result was a record $1,799 million, an increase of $1,268 million compared with a year ago. This was driven primarily by significantly higher refining margins, higher marketing margins and an exceptional gain, offset partly by charges related primarily to a review of carrying values of fixed and current marketing assets.

The Petrochemicals result reflects exceptional and non-operating charges, higher fixed costs and adverse foreign exchange impacts, offset partially by higher margins and volumes.

In Gas, Power and Renewables, the improved result reflects a higher marketing and trading result, a higher contribution from the natural gas liquids and solar businesses and an exceptional gain.

Interest and other finance expense for the quarter was $315 million compared with $235 million for the prior quarter. The increase relates primarily to an increase in debt, higher interest rates and a revaluation of environmental and other provisions at a lower discount rate.

The pro forma effective tax rate on replacement cost profit was 36.6%.

Capital expenditure, excluding acquisitions, was $4.6 billion for the quarter. Total capital expenditure and acquisitions was $6.1 billion including the acquisition of Solvay's interests in BP Solvay Polyethylene Europe and BP Solvay Polyethylene North America. Disposal proceeds for the quarter were $1 billion.

Net debt at the end of the quarter was $21.6 billion. The pro forma ratio of net debt to net debt plus equity was 24% at the end of the year compared with 22% at the end of the third quarter.

During the fourth quarter, the company repurchased for cancellation 206 million of its own shares, at a cost of $2 billion.

---------

The commentaries above and following are based on the pro forma replacement cost results.

TNK-BP operational and financial information has been estimated.

BP Solvay ventures were consolidated with effect from 2 November 2004.

The financial information for 2003 has been restated to reflect (a) the transfer of natural gas liquids (NGLs) operations from the Exploration and Production segment to Gas, Power and Renewables on 1 January 2004; (b) the adoption by the group of Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17) with effect from 1 January 2004; and (c) the adoption by the group of Urgent Issues Task Force Abstract No. 38 'Accounting for ESOP Trusts' with effect from 1 January 2004. For further information see Note 1.

                    Exceptional and Non-Operating Items

                                                       4Q 2004
                                        ------------------------------
                                        Exceptional      Non-Operating
$ million                                     Items     Items and UPIS(a)
                                        ------------------------------
Exploration and Production                       32                (52)
Refining and Marketing                           58                  -
Petrochemicals                                 (377)            (1,149)
Gas, Power and Renewables                        40                  -
Other businesses and corporate                  (26)               (29)
                                        ------------------------------
                                               (273)            (1,230)
Taxation                                        130                246(b)(c)
                                        ------------------------------
                                               (143)              (984)
                                        ==============================

(a) Charges for environmental and other provisions have been classified as non-operating items in 2004 and prior periods restated to conform with this treatment.

(b) The Petrochemicals non-operating items, primarily impairment charges, attract tax relief at a lower rate than described in note (c) below

(c) Tax on other non-operating items and Unrealized Profit in Stock (UPIS) is calculated using the pro forma effective tax rate on replacement cost profit, excluding exceptional items, of 34.3%.

            Reconciliation of Reported Results to Pro Forma Results

Pro Forma Result     ----- 4Q 2004 -----                      Pro Forma Result
 -------------------
    4Q     3Q     4Q     Acq.   Reported                             Year
  2003   2004   2004    Amort+  Earnings* $ million              2004    2003
 =======================================                       ==============
                                          Exploration and
 3,274  5,144  5,489      396      5,093  Production           19,759  16,232
                                          Refining and
   531  1,301  1,799      222      1,577  Marketing             5,603   3,144
    41    188 (1,271)       -     (1,271) Petrochemicals         (900)    568
                                          Gas, Power
    86    130    399        -        399  and Renewables          943     570
                                          Other businesses
   465   (424)  (227)       -       (227) and corporate           314    (184)
 ---------------------------------------                       --------------
                                          RC profit before
 4,397  6,339  6,189      618      5,571  interest and tax     25,719  20,330
 ----------------------------------------                      --------------
                                          Interest and Other
  (312)  (235)  (315)       -       (315) finance expense        (999) (1,191)
(1,157)(2,109)(2,152)       -     (2,152) Taxation             (8,282) (6,111)
   (41)   (58)   (76)       -        (76) MSI                    (230)   (170)
 ----------------------------------------                      --------------
 2,887  3,937  3,646      618      3,028  RC profit            16,208  12,858
 ----------------------------------------                      --------------
                                    (494) Stock holding gains (losses)
                                   -----
                                   2,534  HC profit
                                   =====

* Replacement cost profit for the period includes the net profit or loss on the sale of fixed assets and businesses or termination of operations. It also includes non-operating items identified by the group, primarily asset write-downs/impairment, environmental and other provisions and restructuring, integration and rationalization costs. These items do not meet the criteria to be classified as operating exceptional items.

+ Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The results for 2003 and 2004 include accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.


                  Operating Results and Per Share Amounts

    Fourth      Third     Fourth
   Quarter    Quarter    Quarter                                   Year
      2003       2004       2004                              2004      2003
================================                       =====================
                                  Replacement cost
                                  Profit before
     3,760      5,858      5,571  interest and tax ($m)    23,599     17,938
--------------------------------                       ---------------------
                                  Results for the
                                  period ($m)
     2,887      3,937      3,646  Pro forma result         16,208     12,858
     2,250      3,456      3,028  Replacement cost profit  14,088     10,466
     2,334      4,483      2,534  Historical cost profit   15,731     10,482
--------------------------------                       ---------------------
                                  Shares in issue at
22,122,610 21,713,966 21,525,978  period end (thousand)21,525,978 22,122,610
                                  - ADS equivalent
 3,687,102  3,618,994  3,587,663  (thousand)            3,587,663  3,687,102
                                  Average number of
                                  shares outstanding
22,103,542 21,683,963 21,607,872  (thousand)           21,820,535 22,170,741
                                  - ADS equivalent
 3,683,924  3,613,994  3,601,312  (thousand)            3,636,756  3,695,124

                                  Per ordinary share
                                  (cents)
     13.07      18.17      16.89  Pro forma result          74.27      57.99
                                  RC profit
     10.18      15.96      14.03  for the period            64.55      47.20
                                  HC profit
     10.56      20.67      11.80  for the period            72.08      47.27

                                  Per ADS (cents)
     78.42     109.02     101.34  Pro forma result         445.62     347.94
                                  RC profit
     61.08      95.76      84.18  for the period           387.30     283.20
                                  HC profit
     63.36     124.02      70.80  for the period           432.48     283.62
--------------------------------                       ---------------------


                        Exploration and Production

   4Q    3Q    4Q                                                  Year
 2003  2004  2004   $ million                                  2004    2003
=================                                            ==============
                    Replacement cost profit
2,848 4,883 5,093   before interest and tax                  18,520  14,666
  426   261   396   Acquisition amortization                  1,239   1,566
-----------------                                            --------------
                    Pro forma replacement cost result
3,274 5,144 5,489   before interest and tax                  19,759  16,232
=================                                            ==============
                    Results include:
 (308)   (7) (117)  Asset write-downs/impairment               (407)   (357)
    -     -     -   Environmental and other provisions            -       -
                    Restructuring, integration and
  (15)    -     -   rationalization costs                         -    (117)
    -   (35)    8   Other                                       (27)      -
  (57)  (95)   57   Unrealized profit in stock (UPIS)          (191)    (61)
-----------------                                            --------------
 (380) (137)  (52)  Total non-operating items and UPIS         (625)   (535)
  (49)   23    32   Exceptional items                           152     913
=================                                            ==============

                    Total non-operating items, UPIS
 (429) (114)  (20)  and exceptional items                      (473)    378
=================                                            ==============
  193   135   258   Exploration expense                         637     542
                    Of which:
  129    34   151   Exploration expenditure written off         274     297
-----------------                                            --------------

                    Production (Net of Royalties)
2,248 2,298 2,396   Crude oil (mb/d)                          2,340   1,911
  206   181   197   Natural gas liquids (mb/d)                  191     210
2,454 2,479 2,593   Total liquids (mb/d)(a)                   2,531   2,121
8,600 8,275 8,714   Natural gas (mmcf/d)                      8,503   8,613
3,936 3,906 4,095   Total hydrocarbons (mboe/d)(b)            3,997   3,606
=================                                            ==============
                    Average realizations
28.18 39.43 41.01   Crude oil ($/bbl)                         36.45   28.23
20.15 28.77 31.20   Natural gas liquids ($/bbl)               26.75   19.26
27.30 38.29 39.88   Total liquids ($/bbl)                     35.39   27.25
 3.18  3.66  4.28   Natural gas ($/mcf)                        3.86    3.39
23.15 30.08 32.64   Total hydrocarbons ($/bbl)                29.20   23.69
=================                                            ==============
                    Average oil marker prices
                    ($/bbl)
29.43 41.54 43.85   Brent                                     38.27   28.83
31.15 43.88 48.29   West Texas Intermediate                   41.49   31.06
29.43 41.82 42.62   Alaska North Slope US West Coast          38.96   29.59
=================                                            ==============
                    Average natural gas marker prices
 4.58  5.75  7.07   Henry Hub gas price ($/mmbtu)(c)           6.13    5.37

                    UK Gas - National
27.30 23.63 28.51   Balancing Point (p/therm)                 24.39   20.28
=================                                            ==============

(a) Crude oil and natural gas liquids.
(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
(c) Henry Hub First of the Month Index.

                        Exploration and Production

The pro forma replacement cost result before interest and tax for the fourth quarter was $5,489 million, a record result, up 68% from the fourth quarter of 2003. The primary drivers for the change are the higher realizations in both liquids and gas and increased volumes partly offset by the impact of the weaker US dollar and higher costs. This quarter benefited from an exceptional gain of $32 million. The corresponding quarter in 2003 contained exceptional losses of $49 million.

Included in the results for the quarter was a net non-operating charge totalling $109 million. This charge primarily results from impairments of fields in the deepwater Gulf of Mexico and US Onshore.

The fourth quarter result also includes a credit of $57 million, reflecting a decrease in the provision for Unrealized Profit in Stock (UPIS), which removes the upstream margin from downstream inventories. This compares with a charge of $57 million in the equivalent quarter of last year.

The full year result of $19,759 million is a record, up $3,527 million on a year ago, reflecting the higher realizations combined with increased volumes.

Production for the quarter was up over 4% to 4,095 mboe/d compared with a year ago. This reflects the continuing ramp-up of production in the New Profit Centres and increased volumes from TNK-BP. This is partly offset by decline in our Existing Profit Centres. Total production for the year was 3,997 mboe/d, an increase of more than 10% over the prior year. Our expectation for 2005, based on our $20/bbl planning basis, is that production will be between 4.1 and 4.2 million barrels of oil equivalent per day before any acquisitions or divestments.

Projects in the New Profit Centres remain on track. In the Gulf of Mexico, the Holstein and Mad Dog projects achieved first production in December 2004 and January 2005 respectively. In Indonesia, we approved our share of the investment in the Tangguh gas project and in Angola we approved the Rosa project. In Azerbaijan, construction of the Azeri project and the BTC pipeline is on track.

In the UK, construction of the Clair platform has been completed and the project is on track to commence production in the first quarter of 2005.

In the fourth quarter we had further exploration success in Trinidad with the Chachalaca well.

BP's proved reserve replacement ratio, on a UK GAAP/SORP basis, was 106% in respect of subsidiaries, 118% for equity-accounted entities and 110% on a combined basis. The proved reserve replacement has exceeded production for the twelfth consecutive year.

BP has also calculated its reserve replacement ratio on a US GAAP/SEC basis which requires the use of year-end prices. On this basis, the proved reserve replacement ratio for subsidiaries was 78%, for equity-accounted entities was 114% and was 89% on a combined basis. The lower US GAAP/SEC replacement ratio for subsidiaries was primarily a result of the impact of higher 2004 year-end prices versus our planning prices on reserves in production sharing contracts
(PSCs). In fields subject to PSCs our reserves entitlement is based on volumes required to recover agreed costs and an agreed percentage of the remaining volumes. Applying higher year end prices to reserves in PSCs has the effect of decreasing the volume required to recover the agreed costs. These effects considerably outweigh any increases in tax and royalty regimes arising from fields having a longer economic life.

All our proved reserve replacement ratios represent bookings through discoveries, extensions, revisions and improved recovery and exclude the impact of acquisitions and divestments.

During the quarter we completed our divestments of certain properties in the Gulf of Mexico and the North Sea and in Australia we sold 5.3% of our reserves in the North West Shelf to the China National Offshore Oil Company, resulting in total exceptional gains in the quarter of $32 million.

                        Customer Facing Segments
                         Refining and Marketing

     4Q      3Q      4Q                                            Year
   2003    2004    2004  $ million                             2004    2003
=======================                                       =============
                         Replacement cost profit
    320   1,081   1,577  before interest and tax              4,722   2,318
    211     220     222  Acquisition amortization               881     826
-----------------------                                       -------------
                         Pro forma replacement cost result
    531   1,301   1,799  before interest and tax              5,603   3,144
=======================                                       =============
                         Results include:
      -       -       -  Asset write-downs/impairment             -       -
      -    (206)      -  Environmental and other provisions    (206)   (369)
                         Restructuring, integration and
   (156)      -       -  rationalization costs                    -    (287)
     10       -       -  Other                                    -      10
-----------------------                                       -------------
   (146)   (206)      -  Total non-operating items             (206)   (646)
    (91)    (17)     58  Exceptional items                     (117)   (213)
=======================                                       =============
                         Total non-operating and
   (237)   (223)     58  exceptional items                     (323)   (859)
=======================                                       =============
                         Refinery throughputs (mb/d)
    389     410     420  UK                                     407     397
    873     882     781  Rest of Europe                         854     932
  1,374   1,417   1,436  USA                                  1,373   1,386
    378     296     296  Rest of World                          342     382
-----------------------                                       -------------
  3,014   3,005   2,933  Total throughput                     2,976   3,097
=======================                                       =============
   94.9    94.9    96.6  Refining availability                 95.4    95.5
=======================                                       =============
                         Oil sales volumes (kb/d)
                         Refined products
    257     334     335  UK                                     322     271
  1,290   1,406   1,363  Rest of Europe                       1,360   1,311
  1,761   1,696   1,664  USA                                  1,682   1,767
    658     621     627  Rest of World                          638     620
-----------------------                                      --------------
  3,966   4,057   3,989  Total marketing sales                4,002   3,969
  2,609   2,627   2,194  Trading/supply sales                 2,396   2,719
-----------------------                                      --------------
  6,575   6,684   6,183  Total refined product sales          6,398   6,688
  3,985   3,679   3,731  Crude oil                            3,808   3,837
-----------------------                                      --------------
 10,560  10,363   9,914  Total oil sales                     10,206  10,525
=======================                                      ==============
                         Global Indicator Refining Margin(a)
                         ($/bbl)
   2.21    4.37    4.72  NWE                                   4.28    2.62
   3.53    6.99    5.52  USGC                                  7.15    4.71
   2.89    5.01    1.65  Midwest                               5.08    4.54
   6.09   11.28   10.36  USWC                                 11.27    7.06
   2.20    5.48    8.02  Singapore                             4.94    1.77
   3.14    6.20    5.60  BP Average                            6.08    3.88
=======================                                      ==============

(a) The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.

                       Customer Facing Segments
                         Refining and Marketing

The pro forma replacement cost results before interest and tax for the fourth quarter and the year were records of $1,799 million and $5,603 million respectively, compared with $531 million and $3,144 million respectively for the equivalent periods in 2003.

The improvement in the fourth quarter compared with a year ago was driven primarily by significantly higher refining margins, higher marketing margins and an exceptional gain in the quarter compared with net non-operating and exceptional charges in the equivalent quarter of 2003. The improvement was offset partly by charges of $310 million, related primarily to a review of carrying values of fixed and current marketing assets (this is not classified as a non-operating item). The year-on-year increase in BP's realized refining margins in the quarter was higher than that suggested by the increase in the Global Indicator Margin due to the combination of wider light/heavy spreads, higher clean fuels premia, locational advantages and greater supply optimization benefits. Marketing margins were stronger than in the equivalent period in 2003 assisted by the fall in crude and product prices late in the quarter. The exceptional gain related primarily to the Cushing to Chicago Pipeline disposal in the US.

The improvement in the result for the year compared with a year ago was attributable to stronger refining margins due to the factors outlined above and lower net non-operating and exceptional charges of $323 million compared with $859 million a year ago. The improvement was offset by significantly lower marketing margins, despite the improvement in the fourth quarter, the impact of the weaker US dollar and the charges in 2004 related primarily to a review of carrying values of fixed and current marketing assets.

Refining throughputs for the quarter were 2,933 mb/d, some 81 mb/d lower than in the fourth quarter of 2003, due principally to the disposal of BP's interests in the Singapore Refining Company Private Limited and the closure of refining operations at the ATAS Refinery in Mersin, south eastern Turkey earlier in 2004. The quarter's refining availability was 96.6%. Marketing sales in the fourth quarter were 3,989 kb/d, a similar level to the equivalent quarter a year ago.

During the quarter BP China and Sinopec announced the establishment of the BP-Sinopec (Zhejiang) Petroleum Co., Ltd, a retail joint venture between BP and Sinopec, to build, operate and manage a network of 500 service stations in Hangzhou, Ningbo and Shaoxing. Also during the quarter BP China and PetroChina announced the establishment of BP-PetroChina Petroleum Company Limited, to acquire, build, operate and manage 500 service stations in the province. BP continued its strategic progress in the development of premium offers. This included the opening of 101 new format Connect stores by the end of the quarter, bringing the total worldwide to 576. The group also continued its roll-out of new generation Ultimate gasoline and diesel fuels, now available in the UK, Germany, Austria, Spain, Portugal, Greece, France, Poland, Australia and the US.

From 1 January 2005, the Aromatics and Acetyls business will be included in the segment and the Lavera and Grangemouth refineries will be included in the Olefins and Derivatives business, which will be reported as part of Other businesses and corporate.

                        Customer Facing Segments
                             Petrochemicals

     4Q      3Q      4Q                                            Year
   2003    2004    2004  $ million                             2004    2003
=======================                                       =============
                         Replacement cost profit
     41     188  (1,271) before interest and tax               (900)    568
      -       -       -  Acquisition amortization                 -       -
-----------------------                                       -------------
                         Pro forma replacement cost result
     41     188  (1,271) before interest and tax               (900)    568
=======================                                       =============
                         Results include:
      -       -  (1,110) Asset write-downs/impairment        (1,110)      -
      -     (58)      -  Environmental and other provisions     (58)    (20)
                         Restructuring, integration and
      -       -     (39) rationalization costs                  (39)      5
      -       -       -  Other                                    -     (36)
-----------------------                                       -------------
      -     (58) (1,149) Total non-operating items           (1,207)    (51)
     16     (38)   (377) Exceptional items                     (563)     38
=======================                                       =============
                         Total non-operating and
     16     (96) (1,526) exceptional items                   (1,770)    (13)
=======================                                       =============
    109     138     166(b)Chemicals Indicator Margin(a)($/te)   140(b)  112
=======================                                       =============
                          Petrochemicals production (kte)
    832     728     904   UK                                  3,328   3,186
  2,790   2,724   2,812   Rest of Europe                     10,990  10,958
  2,398   2,600   2,547   USA                                10,204   9,797
  1,133   1,097   1,101   Rest of World                       4,405   4,002
-----------------------                                      --------------
  7,153   7,149   7,364   Total production                   28,927  27,943
=======================                                      ==============

(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant in their quarterly market analyses, then weighted based on BP's product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative of the margins achieved by BP in any particular period.

(b) Provisional. The data for the fourth quarter is based on two months' actuals and one month of provisional data.

Petrochemicals' pro forma replacement cost results before interest and tax for the fourth quarter and year were a loss of $1,271 million and $900 million respectively, down by $1,312 million and $1,468 million respectively compared with the equivalent periods a year ago. The decreases were due to exceptional charges reflecting business exits and the closure of facilities, and non-operating charges in respect of asset impairments, together with higher fixed costs and adverse foreign exchange impacts. Partially offseting these impacts were higher margins and volumes. The fourth quarter result was $1,459 million lower than the third quarter due to higher exceptional and non-operating charges, higher fixed costs, including a number of non-routine charges, and adverse foreign exchange impacts, offset partially by higher margins and volumes.

Production for the fourth quarter and the year was a record, at 7,364 thousand tonnes and 28,927 thousand tonnes respectively, an increase of 3% and 4% respectively. Improved production was due to higher asset utilization and increased Asian PTA capacity during the year, with additional High Density Polyethylene capacity in the fourth quarter from the acquisition of the BP Solvay ventures.

During the quarter we have continued to implement plans to consolidate the Olefins and Derivatives business into a separate entity to operate as a stand-alone business within the BP Group and have announced that Grangemouth and Lavera refineries will be included in that entity. We have completed the acquisition of Solvay's interests in the BP Solvay High Density Polyethylene ventures and have reached agreement in principle with Nova Chemicals Corporation to combine our respective European Styrene Polymer interests within a joint venture. As part of restructuring efforts we also announced the closure of plants at Pasadena in Texas, and at Grangemouth and Hull in the UK.

                          Customer Facing Segments
                          Gas, Power and Renewables

    4Q      3Q      4Q                                             Year
  2003    2004    2004   $ million                             2004    2003
======================                                       ==============
                         Replacement cost profit
    86     130     399   before interest and tax                943     570
     -       -       -   Acquisition amortization                 -       -
----------------------                                       --------------
                         Pro forma replacement cost result
    86     130     399   before interest and tax                943     570
======================                                       ==============
                         Results include:
     -       -       -   Asset write-downs/impairment             -       -
     -       -       -   Environmental and other provisions       -       -
                         Restructuring, integration and
     -       -       -   rationalization costs                    -       -
     -       -       -   Other                                    -       -
----------------------                                       --------------
     -       -       -   Total non-operating items                -       -
   (10)     16      40   Exceptional items                       56      (6)
======================                                       ==============
                         Total non-operating and
   (10)     16      40   exceptional items                       56      (6)
======================                                       ==============
                         Gas sales volumes (mmcf/d)
 5,956   4,463   3,456   UK                                   4,679   6,801
   511     485     449   Rest of Europe                         411     441
12,121  13,585  13,852   USA                                 13,384  11,528
13,138  13,250  13,659   Rest of World                       13,216  11,669
----------------------                                       --------------
31,726  31,783  31,416   Total gas sales volumes             31,690  30,439
=======================                                      ==============
                         NGL sales volumes (mb/d)
     2       9      11   UK                                       8       3
     -       7      12   Rest of Europe                           6       -
   400     358     421   USA                                    393     329
   234     161     240   Rest of World                          203     205
-----------------------                                      --------------
   636     535     684   Total NGL sales volumes                610     537
=======================                                      ==============

The pro forma replacement cost result before interest and tax for the fourth quarter was $399 million compared with $86 million a year ago. The improved result is due to a higher marketing and trading result, a higher contribution from the natural gas liquids and solar businesses and an exceptional gain from the disposal of BP's interest in an NGL plant in Canada.

The result for the year was $943 million compared with $570 million a year ago. The improvement is due principally to a higher contribution from the natural gas liquids and solar businesses and exceptional gains from the disposals of BP's interests in two NGL plants in Canada.

                        Other Businesses and Corporate

    4Q      3Q      4Q                                             Year
  2003    2004    2004   $ million                             2004    2003
======================                                        =============
                         Replacement cost profit (loss)
   465    (424)   (227)  before interest and tax                314    (184)
     -       -       -   Acquisition amortization                 -       -
----------------------                                        -------------
                         Pro forma replacement cost result
   465    (424)   (227)  before interest and tax                314    (184)
======================                                        =============
                         Results include:
     -       -     (12)  Asset write-downs/impairment           (12)      -
   (81)   (225)      -   Environmental and other provisions    (225)   (193)
                         Restructuring, integration and
     -     (19)    (83)  rationalization costs                 (102)      -
   585       -      66   Other                                   66     585
----------------------                                       --------------
   504    (244)    (29)  Total non-operating items             (273)    392
   119       1     (26)  Exceptional items                    1,287      99
======================                                       ==============
                         Total non-operating
   623    (243)    (55)  and exceptional items                1,014     491
======================                                       ==============

Other businesses and corporate comprises Finance, the group's coal asset (divested in October 2003), the group's aluminium asset, its investments in PetroChina and Sinopec (divested in January 2004), interest income and costs relating to corporate activities. The fourth quarter result includes a net charge of $55 million for non-operating charges and exceptional losses. This primarily comprises a charge in respect of the separation of the Olefins and Derivatives business partially offset by a credit primarily resulting from the reversal of vacant space provisions in the UK and the US. In the first quarter, BP sold its interest in PetroChina for $1.65 billion and its interest in Sinopec for $0.7 billion. These interests were previously included in Other businesses and corporate.

                                   Dividends

    4Q      3Q      4Q                                             Year
  2003    2004    2004                                         2004    2003
======================                                       ==============
                         Dividends per ordinary share
  6.75    7.10    8.50   cents                                29.45   26.00
 3.674   3.910   4.522   pence                               16.099  15.517

  40.5    42.6    51.0   Dividends per ADS (cents)           176.70   156.0
-----------------------                                      --------------

BP today announced a fourth quarterly dividend for 2004 of 8.50 cents per ordinary share. Holders of ordinary shares will receive 4.522 pence per share and holders of American Depositary Receipts (ADRs) $0.51 per ADS share. The dividend is payable on 14 March to shareholders on the register on 18 February. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 14 March. The first quarter 2005 results and dividend will be announced on 26 April 2005.
                                Outlook

BP Group Chief Executive, Lord Browne, concluded:

   "World economic growth was sustained into the fourth quarter of 2004, completing a year of strong growth. The current outlook is for a moderation of global growth towards trend rates through 2005.

   "Oil prices averaged a record high $43.85 per barrel (Dated Brent) in the fourth quarter, more than $2 per barrel higher than in the third quarter. The price peaked at over $52 per barrel in the second half of October in face of the production disruptions caused by Hurricane Ivan. The Dated Brent price has averaged over $44 per barrel during 2005 to date. However, despite a counter seasonal rise in inventories, prices are expected to remain supported at historically high levels by ongoing supply concerns and OPEC's decision to reduce above quota production from the start of January.

   "US natural gas prices averaged a record $7.07/mmbtu (Henry Hub first of month index) in the fourth quarter, up by over $1/mmbtu versus the third quarter. Working gas inventories remain above year-earlier and 5-year average levels but the futures market continues to signal a supply-constrained market. The 12-month futures strip (NYMEX Henry Hub) is trading currently (4 February 2005) at just above $6.50/mmbtu, above imputed fuel oil parity.

   "Refining margins slipped 60c/bbl versus the third quarter to $5.60/bbl but were still the highest fourth quarter margins for at least 15 years. Margins moderated further in early 2005, particularly for sweet crude refiners, but global average margins remain healthy by historic standards. Retail margins began the fourth quarter under pressure but improved as crude prices retreated. However, with oil prices rising again, retail margins have weakened early in the new year. Robust product demand, however, is likely to underpin both refining and retail margins in the near term. In Petrochemicals, industry utilization rates rose during the quarter, reflecting an improvement in overall market conditions. As a consequence, both sales volumes and margins strengthened for most products but notably for the paraxylene and olefins businesses. We expect a continuation of this effect in the near term.

   "Our strategy is unchanged and our operations are on track with the plans laid out last year. We continue to focus on positioning the company for the future and on post tax cash flow, and shareholder distributions in the form of dividends and share buybacks. Capital expenditure, excluding acquisitions, for the year was $14.4 billion. 2005 capital expenditure is expected to be around $14 billion, in line with the guidance given with our third quarter results.

   "We aim to continue with our distribution policy of a growing dividend and using excess cash flow to fund share buybacks. Total distributions in 2004 were $13.7 billion, and the number of shares outstanding was reduced by 3%. BP's financial condition is very healthy with gearing at 24%, at the bottom of the target range. I believe all of this gives us a strong base for a sustainable future."

     ----------------------------------------------------------------------
     The foregoing discussion, in particular the statements under "Outlook", contains forward looking statements particularly those regarding BP's asset portfolio and changes in it, capital expenditure, costs, demand, divestments, dividends, future performance, growth and other trend projections, impact of foreign exchange rates, maintenance, margins, petrochemicals sales volumes, prices, production, share buybacks, supply and the timing of projects and pending transactions. By their nature, forward looking statements involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; currency exchange rates; operational problems; general economic conditions including inflationary pressures; political stability and economic growth in relevant areas of the world; changes in governmental regulations; exchange rate fluctuations; development and use of new technology and successful commercial relationships; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2003 and our 2003 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

     ----------------------------------------------------------------------


                          BP p.l.c. and Subsidiaries
                           Summarized Group Results

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million

  2,848   4,883   5,093  Exploration and Production          18,520  14,666
    320   1,081   1,577  Refining and Marketing               4,722   2,318
     41     188  (1,271) Petrochemicals                        (900)    568
     86     130     399  Gas, Power and Renewables              943     570
    465    (424)   (227) Other businesses and corporate         314    (184)
-----------------------                                      --------------
                         Replacement cost profit before
  3,760   5,858   5,571    interest and tax                  23,599  17,938
     84   1,027    (494) Stock holding gains (losses)(Note 5) 1,643      16
-----------------------                                      --------------
                         Historical cost profit before
  3,844   6,885   5,077    interest and tax                  25,242  17,954
    160     156     189  Interest expense (Note 6)              642     644
    152      79     126  Other finance expense (Note 7)         357     547
-----------------------                                      --------------
  3,532   6,650   4,762  Profit before taxation              24,243  16,763
  1,157   2,109   2,152  Taxation (Note 8)                    8,282   6,111
-----------------------                                      --------------
  2,375   4,541   2,610  Profit after taxation               15,961  10,652
     41      58      76  Minority shareholders' interest        230     170
-----------------------                                      --------------
  2,334   4,483   2,534  Profit for the period               15,731  10,482
-----------------------                                      --------------
  1,495   1,530   1,822  Distribution to shareholders         6,371   5,753
=======================                                      ==============
                         Earnings per ordinary share - cents
  10.56   20.67   11.80    Basic                              72.08   47.27
  10.32   20.41   11.61    Diluted                            70.79   46.83
=======================                                      ==============
                         Replacement Cost Results

                         Historical cost profit
  2,334   4,483   2,534    for the period                    15,731  10,482
                         Stock holding (gains) losses
                           net of minority shareholders'
    (84) (1,027)    494    interest                          (1,643)    (16)
-----------------------                                      --------------
                         Replacement cost profit
  2,250   3,456   3,028    for the period                    14,088  10,466
-----------------------                                      --------------
                         Earnings per ordinary share - cents
                         On replacement cost profit
  10.18   15.96   14.03    for the period                     64.55   47.20
=======================                                       =============


                      Summarized Group Balance Sheet

                                                  31 December  31 December
                                                         2004         2003
                                                     =====================
                                                           $ million
Fixed assets
   Intangible assets                                   12,076       13,642
   Tangible assets                                     96,748       91,911
   Investments                                         18,406       17,458
                                                     ---------------------
                                                      127,230      123,011
                                                     ---------------------
Current assets
   Stocks                                              15,698       11,617
   Debtors                                             46,696       33,902
   Investments                                            328          185
   Cash at bank and in hand                             1,156        1,947
                                                     ---------------------
                                                       63,878       47,651
Creditors - amounts falling due within one year
   Finance debt                                        10,184        9,456
   Other creditors                                     54,341       41,128
                                                     ---------------------
Net current assets (liabilities)                         (647)      (2,933)
                                                     ---------------------

Total assets less current liabilities                 126,583      120,078

Creditors - amounts falling due
            after more than one year
   Finance debt                                        12,907       12,869
   Other creditors                                      4,505        6,030

Provisions for liabilities and charges
   Deferred taxation                                   15,050       14,371
   Other provisions                                     9,608        8,599
                                                     ---------------------
Net assets excluding pensions and other
  post-retirement benefit balances                     84,513       78,209
Defined benefit pension plan surplus                    1,475        1,146
Defined benefit pension plan deficits                  (5,863)      (5,005)
Other post-retirement benefit plan deficits            (2,126)      (2,630)
                                                     ---------------------
Net assets                                             77,999       71,720
Minority shareholders' interest - equity                1,343        1,125
                                                     ---------------------
BP shareholders' interest                              76,656       70,595
                                                     =====================

Movement in BP shareholders' interest:                           $ million

   At 31 December 2003                                              75,938
   Prior year adjustment - change in accounting policy
     (see Note 1)                                                   (5,343)
                                                                    ------
   As restated                                                      70,595
   Profit for the period                                            15,731
   Distribution to shareholders                                     (6,371)
   Currency translation differences (net of tax)                     2,136
   Actuarial gain (loss) on pension and other post-retirement
     benefit plans (net of tax)                                        203
   Unrealised gain on acquisition of further investment
     in equity-accounted investments                                    94
   Issue of ordinary share capital for employee share schemes          487
   Issue of ordinary share capital for TNK-BP                        1,250
   Net release of shares by ESOP trusts                                 21
   Net movement in LTPP provision                                       58
   Repurchase of ordinary share capital                             (7,548)
                                                                    ------
   At 31 December 2004                                              76,656
                                                                    ======

                    Summarized Group Cash Flow Statement

Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million
                         Net cash inflow from
  3,500   6,919   7,044   operating activities (a)           28,554  21,698
-----------------------                                     ---------------
     51   1,061     662  Dividends from joint ventures        1,908     131
-----------------------                                     ---------------
                         Dividends from
    120      69      94   associated undertakings               291     417
-----------------------                                     ---------------
                         Servicing of finance and returns
                           on investments
     51      50     196  Interest received                      332     175
   (190)   (152)   (223) Interest paid                         (694) (1,006)
     66       6      17  Dividends received                      53     140
                         Dividends paid to
     (3)    (15)     (8)  minority shareholders                 (33)    (20)
-----------------------                                     ---------------
                         Net cash outflow from servicing of
    (76)   (111)    (18)  finance and returns on investments   (342)   (711)
-----------------------                                     ---------------
                         Taxation
   (329)   (299)   (438) UK corporation tax                  (1,447) (1,185)
 (1,187) (1,489) (1,953) Overseas tax                        (4,931) (3,619)
-----------------------                                     ---------------
 (1,516) (1,788) (2,391) Tax paid                            (6,378) (4,804)
-----------------------                                     ---------------
                         Capital expenditure and
                          financial investment
 (3,683) (3,251) (4,079) Payments for fixed assets          (13,035)(12,377)
                         Proceeds from the sale
  1,410     537     595   of fixed assets                     4,323   6,253
-----------------------                                     ---------------
                         Net cash outflow for
                          capital expenditure and
 (2,273) (2,714) (3,484)  financial investment               (8,712) (6,124)
-----------------------                                      --------------
                         Acquisitions and disposals
    (33)      -  (1,489) Acquisitions, net of cash acquired  (1,503)   (211)
                         Proceeds from the sale
      -      37     383   of businesses                         725     179
                         Net investment in
    274      23       -   TNK-BP joint venture               (1,250) (2,351)
                         Net investment in
   (162)    (75)    (84)  other joint ventures                 (272)   (178)
                         Investments in associated
   (227)   (171)   (190)  undertakings                         (942)   (987)
-----------------------                                     ---------------
                         Net cash (outflow) inflow for
   (148)   (186) (1,380)  acquisitions and disposals         (3,242) (3,548)
-----------------------                                     ---------------
 (1,438) (1,536) (1,535) Equity dividends paid               (6,041) (5,654)
-----------------------                                     ---------------
 (1,780)  1,714  (1,008) Net cash inflow (outflow)            6,038   1,405
=======================                                     ===============

 (2,354)  1,617    (593) Financing (b)                        6,777   1,129
   (223)     73      74  Management of liquid resources         132     (41)
    797      24    (489)(Decrease) increase in cash            (871)    317
-----------------------                                     ---------------
 (1,780)  1,714  (1,008)                                      6,038   1,405
=======================                                     ===============

                            Analysis of Cash Flow
Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million
                          (a) Reconciliation of historical
                              cost profit before interest
                              and tax to net cash inflow
                              from operating activities

                          Historical cost profit before
  3,844   6,885   5,077    interest and tax                  25,242  17,954
  3,093   2,648   4,383   Depreciation and amounts provided  12,583  10,940
                          Exploration expenditure
    129      34     151    written off                          274     297
                          Net operating charge for pensions
                           and other post-retirement
 (2,190)     39     (49)   benefits, less contributions         (67) (2,913)
                          Share of profits of joint ventures
   (494) (1,117)   (948)   and associated undertakings       (3,574) (1,438)
   (121)    (49)   (138)  Interest and other income            (325)   (341)
                          (Profit) loss on sale of fixed
     15      15     273     assets and businesses              (815)   (831)
    214     592      (1)  Charge for provisions                 671     782
   (204)   (168)   (363)  Utilization of provisions            (781)   (716)
   (362) (2,573)    143  (Increase) decrease in stocks       (3,595)   (841)
    375  (3,395) (4,539) (Increase) decrease in debtors     (10,920) (3,042)
   (799)  4,008   3,055   Increase (decrease) in creditors    9,861   1,847
-----------------------                                     ---------------
                          Net cash inflow from
  3,500   6,919   7,044   operating activities               28,554  21,698
=======================                                     ===============
                          (b) Financing

 (1,666)   (717)   (900)  Long-term borrowing                (2,675) (4,322)
    776      13     921   Repayments of long-term borrowing   2,204   3,560
 (1,738)   (338) (2,730)  Short-term borrowing               (3,335) (4,706)
                          Repayments of short-term
    278     479     174    borrowing                          3,375   4,708
-----------------------                                     ---------------
 (2,350)   (563) (2,535)                                       (431)   (760)
                          Issue of ordinary share capital
    (61)   (157)   (108)   for employee share schemes          (487)   (173)
     57      87       1   Purchase of shares by ESOP trusts     147      63
                          Repurchase of ordinary
      -   2,250   2,049    share capital                      7,548   1,999
-----------------------                                     ---------------
                          Net cash outflow
 (2,354)  1,617    (593)  (inflow) from financing             6,777   1,129
=======================                                     ===============

                        Adjusted Operating Cash Flow

                          Net cash inflow from operating
  3,500   6,919   7,044    activities (a)                   28,554   21,698
                          Dividends received from
     51   1,061     662    joint ventures                    1,908      131
                          Dividends received from
    120      69      94     associated undertakings            291      417
                          Net cash outflow from servicing
                           of finance and returns on
    (76)   (111)    (18)   investments                        (342)    (711)
-----------------------                                     ---------------
                          Adjusted operating cash
  3,595   7,938   7,782    flow (pre-tax)                   30,411   21,535
 (1,600) (1,821) (2,521)  Tax paid on operations*           (6,639)  (4,681)
-----------------------                                     ---------------
                          Adjusted operating cash
  1,995   6,117   5,261    flow (post-tax)                  23,772   16,854
-----------------------                                     ---------------
                          * Components of tax payments
 (1,600) (1,821) (2,521)  Tax paid on operations            (6,639)  (4,681)
                          Tax refunded/(paid) on
     84      33     130    exceptional items (b)               261     (123)
-----------------------                                     ---------------
 (1,516) (1,788) (2,391)  Total tax paid                    (6,378)  (4,804)
=======================                                     ===============

(a) Includes pre-tax discretionary pension funding of $146 million in 4Q 2004 ($99 million post-tax), $395 million in the year 2004 ($270 million post-tax), $1,586 million in 4Q 2003 ($1,046 million post-tax) and $2,533 million in the year 2003 ($1,646 million post-tax).
(b) Deemed to be the tax credit (charge) on exceptional items in the income statement.
                         Capital Expenditure and Acquisitions

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million

                          By business
                          Exploration and Production
    189     191     207     UK                                  762     786
     75      68      94     Rest of Europe                      255     279
  1,140   1,035   1,102     USA                               4,096   4,097
  1,191   1,150   1,218     Rest of World (a)                 6,080  10,208
-----------------------                                       -------------
  2,595   2,444   2,621                                      11,193  15,370
-----------------------                                       -------------
                          Refining and Marketing
    249     100     222     UK                                  481     477
    446     159     321     Rest of Europe                      745     783
    623     291     465     USA                               1,344   1,509
    181      59     293     Rest of World                       444     311
-----------------------                                       -------------
  1,499     609   1,301                                       3,014   3,080
-----------------------                                       -------------
                          Petrochemicals
     35      66     186     UK (b)                              294     116
     69      69     926     Rest of Europe (b)                1,086     137
    130      72     508     USA (b)                             695     291
     65      25      90     Rest of World                       214     231
-----------------------                                       -------------
    299     232   1,710                                       2,289     775
-----------------------                                       -------------
                          Gas, Power and Renewables
     21       6     154     UK                                  166      69
     46       2      12     Rest of Europe                       19      76
     49      14      42     USA                                  81     160
     27      43     122     Rest of World                       272     136
-----------------------                                       -------------
    143      65     330                                         538     441
-----------------------                                       -------------
                          Other businesses and corporate
     29      51      63     UK                                  129     108
      1       -       -     Rest of Europe                        -       2
     43      11      52     USA                                  85     234
      1       -       1     Rest of World                         1       2
-----------------------                                       -------------
     74      62     116                                         215     346
-----------------------                                       -------------
  4,610   3,412   6,078                                      17,249  20,012
=======================                                       =============
                          By geographical area
    523     414     832     UK (b)                            1,832   1,556
    637     298   1,353     Rest of Europe (b)                2,105   1,277
  1,985   1,423   2,169     USA (b)                           6,301   6,291
  1,465   1,277   1,724     Rest of World (a)                 7,011  10,888
-----------------------                                       -------------
  4,610   3,412   6,078                                      17,249  20,012
-----------------------                                       -------------

(a) Year 2004 included $1,354 million investment in TNK's interest in Slavneft within TNK-BP. Year 2003 included the investment in the TNK-BP joint venture.
(b) Fourth quarter and year 2004 included $1,355 million for the acquisition of Solvay's interests in BP Solvay Polyethylene Europe and BP Solvay Polyethylene North America.


                           Exchange rates
                            US dollar/sterling average rate
   1.70    1.82    1.86       for the period                   1.83    1.63
   1.78    1.80    1.92     US dollar/sterling period-end rate 1.92    1.78
                            US dollar/euro average rate
   1.19    1.22    1.29       for the period                   1.24    1.13
   1.25    1.23    1.36     US dollar/euro period-end rate     1.36    1.25
=======================                                       =============

                         Analysis of Replacement Cost Profit
                               Before Interest and Tax

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million
                          By business
                          Exploration and Production
    654     745     981     UK                                3,384   3,397
    154     246     222     Rest of Europe                      837     587
    716   1,566   1,531     USA                               6,094   5,100
  1,324   2,326   2,359     Rest of World                     8,205   5,582
-----------------------                                       -------------
  2,848   4,883   5,093                                      18,520  14,666
-----------------------                                       -------------
                          Refining and Marketing
   (152)   (152)    101     UK                                 (435)   (472)
    158     533     593     Rest of Europe                    1,859   1,373
    174     536     661     USA                               2,478     748
    140     164     222     Rest of World                       820     669
-----------------------                                       -------------
    320   1,081   1,577                                       4,722   2,318
-----------------------                                       -------------
                          Petrochemicals
    (65)   (107)   (716)    UK                               (1,041)   (325)
     34     130    (282)    Rest of Europe                      185     476
      6      30    (215)    USA                                (291)    205
     66     135     (58)    Rest of World                       247     212
-----------------------                                       -------------
     41     188  (1,271)                                       (900)    568
-----------------------                                       -------------
                          Gas, Power and Renewables
     40     (46)    133     UK                                   97      76
    (11)     (9)     (4)    Rest of Europe                      (27)    (37)
      5     139      90     USA                                 422     266
     52      46     180     Rest of World                       451     265
-----------------------                                       -------------
     86     130     399                                         943     570
-----------------------                                       -------------
                          Other businesses and corporate
    324    (147)    282     UK                                  (78)    (26)
    (42)     21    (177)    Rest of Europe                     (163)    (49)
    (23)   (268)   (251)    USA                                (658)   (384)
    206     (30)    (81)    Rest of World                     1,213     275
-----------------------                                       -------------
    465    (424)   (227)                                        314    (184)
-----------------------                                       -------------
  3,760   5,858   5,571                                      23,599  17,938
=======================                                       =============
                          By geographical area
    801     293     781     UK                                1,927   2,650
    293     921     352     Rest of Europe                    2,691   2,350
    878   2,003   1,816     USA                               8,045   5,935
  1,788   2,641   2,622     Rest of World                    10,936   7,003
-----------------------                                       -------------
  3,760   5,858   5,571                                      23,599  17,938
=======================                                       =============
                          Included above:
                          Share of profits of joint
    402     942     772     ventures                          2,933     923
                          Share of profits of associated
     93     165     169     undertakings                        605     511
-----------------------                                       -------------
    495   1,107     941                                       3,538   1,434
=======================                                       =============

                Pro Forma Result: Replacement Cost Profit Before
             Interest and Tax Adjusted for Acquisition Amortization

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million
                          By business
                          Exploration and Production
    689     775   1,014     UK                                3,514   3,531
    154     246     222     Rest of Europe                      837     587
  1,091   1,785   1,883     USA                               7,089   6,231
  1,340   2,338   2,370     Rest of World                     8,319   5,883
-----------------------                                       -------------
  3,274   5,144   5,489                                      19,759  16,232
-----------------------                                       -------------
                          Refining and Marketing
    (36)    (27)    228     UK                                   66     (26)
    158     533     593     Rest of Europe                    1,859   1,373
    269     631     756     USA                               2,858   1,128
    140     164     222     Rest of World                       820     669
-----------------------                                       -------------
    531   1,301   1,799                                       5,603   3,144
-----------------------                                       -------------
                          Petrochemicals
    (65)   (107)   (716)    UK                               (1,041)   (325)
     34     130    (282)    Rest of Europe                      185     476
      6      30    (215)    USA                                (291)    205
     66     135     (58)    Rest of World                       247     212
-----------------------                                       -------------
     41     188  (1,271)                                       (900)    568
-----------------------                                       -------------
                          Gas, Power and Renewables
     40     (46)    133     UK                                   97      76
    (11)     (9)     (4)    Rest of Europe                      (27)    (37)
      5     139      90     USA                                 422     266
     52      46     180     Rest of World                       451     265
-----------------------                                       -------------
     86     130     399                                         943     570
-----------------------                                       -------------
                          Other businesses and corporate
    324    (147)    282     UK                                  (78)    (26)
    (42)     21    (177)    Rest of Europe                     (163)    (49)
    (23)   (268)   (251)    USA                                (658)   (384)
    206     (30)    (81)    Rest of World                     1,213     275
-----------------------                                       -------------
    465    (424)   (227)                                        314    (184)
-----------------------                                       -------------
  4,397   6,339   6,189                                      25,719  20,330
-----------------------                                       -------------
                          By geographical area
    952     448     941     UK                                2,558   3,230
    293     921     352     Rest of Europe                    2,691   2,350
  1,348   2,317   2,263     USA                               9,420   7,446
  1,804   2,653   2,633     Rest of World                    11,050   7,304
-----------------------                                       -------------
  4,397   6,339   6,189                                      25,719  20,330
=======================                                       =============

                            Analysis of Exceptional Items

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million

                          Exploration and Production
     11      (3)    (15)    UK                                  (21)    735
      1      (1)      -     Rest of Europe                       (1)    (30)
     20      13      (6)    USA                                  31    (230)
    (81)     14      53     Rest of World                       143     438
-----------------------                                       -------------
    (49)     23      32                                         152     913
-----------------------                                       -------------
                          Refining and Marketing
    (12)    (16)      9     UK                                 (101)    (44)
    (47)    (25)    (28)    Rest of Europe                      (70)   (109)
    (32)     16      95     USA                                 113     (61)
      -       8     (18)    Rest of World                       (59)      1
-----------------------                                       -------------
    (91)    (17)     58                                        (117)   (213)
-----------------------                                       -------------
                          Petrochemicals
     (1)     10    (201)    UK                                 (195)      2
    (10)    (56)    (13)    Rest of Europe                      (15)    (11)
     (5)     (3)   (150)    USA                                (349)     11
     32      11     (13)    Rest of World                        (4)     36
-----------------------                                       -------------
     16     (38)   (377)                                       (563)     38
-----------------------                                       -------------
                          Gas, Power and Renewables
      -       -       -     UK                                    -       -
      -       -      (1)    Rest of Europe                       (1)      -
    (10)      -       1     USA                                   1      (6)
      -      16      40     Rest of World                        56       -
-----------------------                                       -------------
    (10)     16      40                                          56      (6)
-----------------------                                       -------------
                          Other businesses and corporate
     27       1     (27)    UK                                  (26)     24
      -       1       -     Rest of Europe                        -      (1)
    (45)     (1)      -     USA                                  (1)    (61)
    137       -       1     Rest of World                     1,314     137
-----------------------                                       -------------
    119       1     (26)                                      1,287      99

-----------------------                                       -------------

                          Profit (loss) on sale of fixed assets
                            and businesses or termination
    (15)    (15)   (273)    of operations                       815     831
     84      33     130   Taxation credit (charge)              261    (123)
-----------------------                                       -------------
     69      18    (143)  Exceptional items after taxation    1,076     708
=======================                                       =============


                        Identified Non-operating Items and UPIS

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million

                          Exploration and Production
   (144)      -       -     UK                                    -    (209)
      -       -       -     Rest of Europe                        -       -
   (236)    (77)    (54)    USA (a)                            (444)   (321)
      -     (60)      2     Rest of World                      (181)     (5)
-----------------------                                       -------------
   (380)   (137)    (52)                                       (625)   (535)
-----------------------                                       -------------
                          Refining and Marketing
      -      (9)      -     UK                                   (9)      -
   (146)    (20)      -     Rest of Europe                      (20)   (277)
      -    (159)      -     USA                                (159)   (369)
      -     (18)      -     Rest of World                       (18)      -
-----------------------                                       -------------
   (146)   (206)      -                                        (206)   (646)
-----------------------                                       -------------
                          Petrochemicals
      -     (34)   (438)    UK                                 (472)    (36)
      -       -    (420)    Rest of Europe                     (420)      -
      -     (24)   (177)    USA                                (201)    (15)
      -       -    (114)    Rest of World                      (114)      -
-----------------------                                       -------------
      -     (58) (1,149)                                     (1,207)    (51)
-----------------------                                       -------------
                          Gas, Power and Renewables
      -       -       -     UK                                    -       -
      -       -       -     Rest of Europe                        -       -
      -       -       -     USA                                   -       -
      -       -       -     Rest of World                         -       -
-----------------------                                       -------------
      -       -       -                                           -       -
-----------------------                                       -------------
                          Other businesses and corporate
    (74)    (21)    (59)    UK                                  (80)    (74)
      -       -       -     Rest of Europe                        -       -
    578    (223)     30     USA                                (193)    466
      -       -       -     Rest of World                         -       -
-----------------------                                       -------------
    504    (244)    (29)                                       (273)    392
-----------------------                                       -------------
    (22)   (645) (1,230)  Total before taxation              (2,311)   (840)
    157     226     246   Taxation credit (charge)              626     572
-----------------------                                       -------------
    135    (419)   (984)  Total after taxation               (1,685)   (268)
=======================                                       =============

(a) Includes a credit for Unrealized Profit in Stock (UPIS) of $57 million in 4Q 2004 and a charge of $191 million for the year 2004 and charges of $57 million in 4Q 2003 and $61 million in the year 2003, which removes the upstream margin from downstream inventories.


                       Acquisition Amortization by Business

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million

                          Exploration and Production
     35      30      33     UK                                  130     134
    375     219     352     USA                                 995   1,131
     16      12      11     Rest of World                       114     301
-----------------------                                       -------------
    426     261     396                                       1,239   1,566
-----------------------                                       -------------
                          Refining and Marketing
    116     125     127     UK                                  501     446
     95      95      95     USA                                 380     380
-----------------------                                       -------------
    211     220     222                                         881     826
-----------------------                                       -------------
    637     481     618   Total acquisition amortization      2,120   2,392
=======================                                       =============


                          Production and Realizations

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
                          Production
                          Crude oil (mb/d) (net of royalties)
    339     281     301     UK                                  312     354
     74      68      70     Rest of Europe                       73      79
    570     495     519     USA                                 530     576
  1,265   1,454   1,506     Rest of World                     1,425     902
-----------------------                                       -------------
  2,248   2,298   2,396     Total crude oil production        2,340   1,911
=======================                                       =============
                          Natural gas liquids (mb/d) (net of royalties)
     21      13      19     UK                                   18      23
      5       3       4     Rest of Europe                        4       5
    147     134     142     USA                                 138     150
     33      31      32     Rest of World                        31      32
-----------------------                                       -------------
                            Total natural gas
    206     181     197       liquids production                191     210
=======================                                       =============
                          Liquids (a)(mb/d) (net of royalties)
    360     294     320     UK                                  330     377
     79      71      74     Rest of Europe                       77      84
    717     629     661     USA                                 668     726
  1,298   1,485   1,538     Rest of World                     1,456     934
-----------------------                                       -------------
  2,454   2,479   2,593     Total liquids production          2,531   2,121
=======================                                       =============

                          Natural gas (b) (mmcf/d) (net of royalties)
  1,318     903   1,227     UK                                1,174   1,446
    143     110     113     Rest of Europe                      125     119
  2,933   2,685   2,651     USA                               2,748   3,128
  4,206   4,577   4,723     Rest of World                     4,456   3,920
-----------------------                                       -------------
  8,600   8,275   8,714     Total natural gas production      8,503   8,613
=======================                                       =============
                          Average realizations
                          Crude oil ($/bbl)
  28.18   40.33   42.01     UK                                36.11   28.30
  28.49   39.52   42.07     USA                               37.40   29.02
  27.56   38.01   38.29     Rest of World                     34.99   26.91
  28.18   39.43   41.01     BP Average                        36.45   28.23
=======================                                       =============
                          Natural gas liquids ($/bbl)
  20.06   34.29   40.23     UK                                31.79   20.08
  19.11   27.59   29.31     USA                               25.67   18.39
  24.23   30.63   33.10     Rest of World                     27.76   22.31
  20.15   28.77   31.20     BP Average                        26.75   19.26
=======================                                       =============
                          Liquids (a) ($/bbl)
  27.71   40.06   41.91     UK                                35.87   27.80
  26.92   37.46   39.73     USA                               35.41   27.23
  27.33   37.53   37.94     Rest of World                     34.51   26.60
  27.30   38.29   39.88     BP Average                        35.39   27.25
=======================                                       =============
                          Natural gas ($/mcf)
   3.87    3.60    5.16     UK                                 4.32    3.19
   3.85    4.94    5.72     USA                                5.11    4.47
   2.35    2.71    3.00     Rest of World                      2.74    2.47
   3.18    3.66    4.28     BP Average                         3.86    3.39
=======================                                       =============

(a)  Crude oil and natural gas liquids.
(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

                  Reconciliation of Historical Cost
                  Profit (Loss) to Pro Forma Result

                                     Reported       Acquisition   Pro forma
$ million                            earnings      amortization      result
                                     ======================================
3Q 2004
Exploration and Production              4,883               261      5,144
Refining and Marketing                  1,081               220      1,301
Petrochemicals                            188                 -        188
Gas, Power and Renewables                 130                 -        130
Other businesses and corporate           (424)                -       (424)
                                    --------------------------------------
RC profit before interest and tax       5,858               481      6,339

Interest and other finance expense       (235)                -       (235)
Taxation                               (2,109)                -     (2,109)
MSI                                       (58)                -        (58)
                                    --------------------------------------
RC profit                               3,456               481      3,937
                                                         =================
Stock holding gains (losses)            1,027
                                        -----
HC profit                               4,483
                                        =====
4Q 2003
Exploration and Production              2,848               426      3,274
Refining and Marketing                    320               211        531
Petrochemicals                             41                 -         41
Gas, Power and Renewables                  86                 -         86
Other businesses and corporate            465                 -        465
                                    --------------------------------------
RC profit before interest and tax       3,760               637      4,397

Interest and other finance expense       (312)                -       (312)
Taxation                               (1,157)                -     (1,157)
MSI                                       (41)                -        (41)
                                    --------------------------------------
RC profit                               2,250               637      2,887
                                                         =================
Stock holding gains (losses)               84
                                        -----
HC profit                               2,334
                                        =====


                  Reconciliation of Historical Cost
                  Profit (Loss) to Pro Forma Result

                                     Reported       Acquisition   Pro forma
$ million                            earnings      amortization      result
                                     ======================================
Year 2004
Exploration and Production             18,520             1,239     19,759
Refining and Marketing                  4,722               881      5,603
Petrochemicals                           (900)                -       (900)
Gas, Power and Renewables                 943                 -        943
Other businesses and corporate            314                 -        314
                                    --------------------------------------
RC profit before interest and tax      23,599             2,120     25,719
Interest and other finance expense       (999)                -       (999)
Taxation                               (8,282)                -     (8,282)
MSI                                      (230)                -       (230)

                                    --------------------------------------
RC profit                              14,088             2,120     16,208
                                                         =================
Stock holding gains (losses)            1,643
                                       ------
HC profit                              15,731
                                       ======

Year 2003
Exploration and Production             14,666             1,566     16,232
Refining and Marketing                  2,318               826      3,144
Petrochemicals                            568                 -        568
Gas, Power and Renewables                 570                 -        570
Other businesses and corporate           (184)                -       (184)
                                    --------------------------------------
RC profit before interest and tax      17,938             2,392     20,330

Interest and other finance expense     (1,191)                -     (1,191)
Taxation                               (6,111)                -     (6,111)
MSI                                      (170)                -       (170)
                                    --------------------------------------
RC profit                              10,466             2,392     12,858
                                                         =================
Stock holding gains (losses)               16
                                       ------
HC profit                              10,482
                                       ======

                          Return on Average Capital Employed

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million
                          Replacement cost basis
  2,250   3,456   3,028   RC profit for the period (a)       14,088  10,466
     73      67      90   Interest (b)                          283     332
     41      58      76   Minority shareholders' interest       230     170
-----------------------                                      --------------
  2,364   3,581   3,194   Adjusted RC profit                 14,601  10,968
=======================                                      ==============

 91,203  95,568  99,031   Average capital employed           97,568  90,263
   10.4%   15.0%  12.9%   ROACE - replacement cost basis      15.0%   12.2%
-----------------------                                      --------------
                          Pro forma basis
  2,364   3,581   3,194   Adjusted RC profit (a)             14,601  10,968
    637     481     618   Acquisition amortization            2,120   2,392
-----------------------                                      --------------
                          Adjusted RC profit -
  3,001   4,062   3,812     pro forma basis                  16,721  13,360
=======================                                      ==============

 91,203  95,568  99,031   Average capital employed           97,568  90,263
                          Average capital employed
 13,556  12,156  11,628     acquisition adjustment           12,376  15,017
-----------------------                                      --------------
                          Average capital employed
 77,647  83,412  87,403     (pro forma basis)                85,192  75,246
   15.5%   19.5%  17.4%   ROACE - pro forma basis             19.6%   17.8%
-----------------------                                       -------------
                          Historical cost basis
  2,334   4,483   2,534   Profit for the period (a)          15,731  10,482
     73      67      90   Interest (b)                          283     332
     41      58      76   Minority shareholders' interest       230     170
-----------------------                                      --------------
  2,448   4,608   2,700   Adjusted historical cost profit    16,244  10,984
=======================                                      ==============
 91,203  95,568  99,031   Average capital employed           97,568  90,263
   10.7%   19.3%  10.9%  ROACE - historical cost basis        16.6%   12.2%

(a) 4Q 2004 includes $(143) million in respect of exceptional items and $(984) million in respect of non-operating items and UPIS. Year 2004 includes $1,076 million in respect of exceptional items and $(1,685) million in respect of non-operating items and UPIS. 4Q 2003 includes $69 million in respect of exceptional items and $135 million in respect of non-operating items and UPIS. Year 2003 includes $708 million in respect of exceptional items and $(268) million in respect of non-operating items and UPIS.
(b) Excludes interest on joint venture and associated undertakings' debt and is on a post-tax basis using a deemed tax rate equal to the US statutory tax rate.

                               Pre-Tax Cash Returns

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million

                          Replacement cost profit before
  3,760   5,858   5,571     interest and tax                 23,599  17,938
     15      15     273   Exceptional items                    (815)   (831)
-----------------------                                      --------------
  3,775   5,873   5,844   Replacement cost operating profit  22,784  17,107
    637     481     618   Acquisition amortization            2,120   2,392
-----------------------                                      --------------
                          Pro forma replacement cost
  4,412   6,354   6,462     operating profit                 24,904  19,499
    (35)    550   1,287   Non-operating items                 2,120     779
                          Pro forma DD&A, adjusted for non-
  2,148   2,160   2,526     cash non-operating items          8,934   8,191
-----------------------                                      --------------
  6,525   9,064  10,275   Cash returns numerator             35,958  28,469
=======================                                      ==============

 94,045  96,971 101,090   Capital employed                  101,090  94,045
                          Liabilities for current and
 16,068  17,531  17,302     deferred taxation                17,302  16,068
-----------------------                                      --------------
110,113 114,502 118,392   Operating capital employed        118,392 110,113
(13,362)(11,865)(11,390)  Acquisition adjustment            (11,390)(13,362)
-----------------------                                      --------------
 96,751 102,637 107,002   Cash returns denominator          107,002  96,751
=======================                                      ==============
 93,755 100,908 104,820   Average cash returns denominator  101,877  90,385
=======================                                      ==============
    28%     36%     39%   Cash return                           35%     31%


                  Net Debt Ratio - Net Debt: Net Debt + Equity

 Fourth   Third  Fourth
Quarter Quarter Quarter                                            Year
   2003    2004    2004                                        2004    2003
=======================                                      ==============
       $ million                                                 $ million

 22,325  20,445  23,091   Gross debt                         23,091  22,325
  2,132   1,821   1,484   Cash and current asset investments  1,484   2,132
-----------------------                                      --------------
 20,193  18,624  21,607   Net debt                           21,607  20,193
=======================                                      ==============
 71,720  76,526  77,999   Equity                             77,999  71,720
    22%     20%     22%   Net debt ratio                        22%     22%
-----------------------                                      --------------
 13,362  11,865  11,390   Acquisition adjustment             11,390  13,362
-----------------------                                      --------------
    26%     22%     24%   Net debt ratio - pro forma basis      24%     26%
=======================                                      ==============

                                     Notes

1.  Restatement of comparative information

    Comparative information for 2003 has been restated to reflect the changes described below.

    (a)  Transfer of natural gas liquids activities
         With effect from 1 January 2004 natural gas liquids (NGLs) activities have been transferred from the Exploration and Production segment to Gas, Power and Renewables.
    (b) New accounting standard for pensions and other post-retirement benefits
         With effect from 1 January 2004 BP has adopted Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17). FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit obligations and any related funding. The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities. This contrasts with Statement of Standard Accounting Practice No. 24 'Accounting for Pension Costs', which required the cost of providing pensions to be recognized on a systematic and rational basis over the period during which the employer benefited from the employee's services. The difference between the amount charged in the income statement and the amount paid as contributions into the pension fund was shown as a prepayment or provision on the balance sheet.
    (c)  Accounting for Employee Share Ownership Plans
         With effect from 1 January 2004 BP has adopted Urgent Issues Task Force Abstract No. 38 'Accounting for ESOP Trusts'. This abstract requires that BP shares held by the group for the purposes of Employee Share Ownership Plans (ESOPs) are deducted from equity on the balance sheet. Such shares were previously classified as fixed asset investments. In addition, accruals for awards under the Long Term Performance Plan have also been included in reserves.

        Balance sheet at 31 December 2003               Restated    Reported
                                                        ====================
                                                              $ million

        Fixed assets
          Intangible assets                               13,642      13,642
          Tangible assets                                 91,911      91,911
          Investments                                     17,458      17,554
                                                        --------------------
                                                         123,011     123,107
                                                        --------------------
        Current assets                                    47,651      54,465
        Creditors - amounts falling due within one year   50,584      50,584
                                                         -------------------
        Net current assets (liabilities)                  (2,933)      3,881
                                                         -------------------
        Total assets less current liabilities            120,078     126,988
        Creditors - amounts falling due after
        more than one year                                18,899      18,959
        Provisions for liabilities and charges
          Deferred taxation                               14,371      15,273
          Other provisions                                 8,599      15,693
                                                         -------------------

        Net assets excluding pension and other
        post-retirement benefit balances                  78,209      77,063
        Defined benefit pension plan surplus               1,146           -
        Defined benefit pension plan deficits             (5,005)          -
        Other post-retirement benefit plan deficits       (2,630)          -
                                                         -------------------
        Net assets                                        71,720      77,063
        Minority shareholders' interest                    1,125       1,125
                                                         -------------------
        BP shareholders' interest                         70,595      75,938
                                                         ===================



                                     Notes

Income statements                            Restated           Reported
                                         Fourth             Fourth
                                        Quarter     Year   Quarter     Year
                                           2003     2003      2003     2003
                                        ================   ================
                                                      $ million

Exploration and Production                2,848   14,666      2,889  14,850
Refining and Marketing                      320    2,318        274   2,127
Petrochemicals                               41      568         51     606
Gas, Power and Renewables                    86      570         67     466
Other businesses and corporate              465     (184)      (176)   (805)
                                        -----------------------------------
Replacement cost profit before
interest and tax                          3,760   17,938      3,105  17,244
Stock holding gains (losses)                 84       16         84      16
                                        -----------------------------------
Historical cost profit before
interest and tax                          3,844   17,954      3,189  17,260
Interest expense                            160      644        227     851
Other finance expense                       152      547          -       -
                                        -----------------------------------
Profit before taxation                    3,532   16,763      2,962  16,409
Taxation                                  1,157    6,111        949   5,972
                                        -----------------------------------
Profit after taxation                     2,375   10,652      2,013  10,437
Minority shareholders' interest              41      170         41     170
                                        -----------------------------------
Profit for the period                     2,334   10,482      1,972  10,267
                                        ===================================
Distribution to shareholders              1,495    5,753      1,495   5,753
                                        -----------------------------------
Earnings per ordinary share - cents
Basic                                     10.56    47.27       8.93   46.30
Diluted                                   10.32    46.83       8.69   45.87
                                        ===================================

                                     Notes

2.   Turnover

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2003    2004    2004                                   2004    2003
     =======================                                 ==============
            $ million                                            $ million
                               By business
       7,450   8,660   9,875     Exploration and Production  34,914  30,753
      36,903  42,989  47,196     Refining and Marketing     179,587 149,477
       3,811   5,412   6,482     Petrochemicals              21,209  16,075
      16,701  20,443  23,468     Gas, Power and Renewables   83,320  65,639
                                 Other businesses
         137     137     156       and corporate                546     515
     -----------------------                                ---------------
      65,002  77,641  87,177                                319,576 262,459
                               Less: sales between
       7,138   9,126   9,567         businesses              34,517  29,888
     -----------------------                                ---------------
      57,864  68,515  77,610   Group excluding JVs          285,059 232,571
                               Share of sales by
       1,798   2,967   3,054     joint ventures               9,790   3,474
     -----------------------                                ---------------
      59,662  71,482  80,664                                294,849 236,045
     =======================                                ===============
                               By geographical area

                               Group excluding JVs
      14,117  21,848  24,656     UK                          81,155  54,971
      12,288  13,876  15,173     Rest of Europe              54,422  50,582
      26,347  29,065  34,002     USA                        130,652 108,910
      13,894  16,731  19,717     Rest of World               68,052  52,498
     -----------------------                                ---------------
      66,646  81,520  93,548                                334,281 266,961
       8,782  13,005  15,938    Less: sales between areas    49,222  34,390
     -----------------------                                ---------------
      57,864  68,515  77,610                                285,059 232,571
     =======================                                ===============

3.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit stock holding gains and losses.


                                  Notes

4.   Operating profits are after charging:

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2003    2004    2004                                   2004    2003
     =======================                                 ==============
            $ million                                            $ million
                               Exploration expense
           1       4      17     UK                             26       17
           5       7      10     Rest of Europe                 25       37
          60      58     143     USA                           361      204
         127      66      88     Rest of World                 225      284
     -----------------------                                 --------------
         193     135     258                                   637      542
     =======================                                 ==============
                               Production taxes (a)
          44      51     112   UK petroleum revenue tax        335      300
         377     502     535   Overseas production taxes     1,814    1,423
     -----------------------                                 --------------
         421     553     647                                 2,149    1,723
     =======================                                 ==============

     (a) Production taxes are charged against Exploration and Production's operating profit and are not included in the charge for taxation in
         Note 8.


5.   Stock holding gains (losses)


           -       5      (3)  Exploration and Production       10        3
          16     866    (578)  Refining and Marketing        1,245      (48)
          10     129      59   Petrochemicals                  349       55
          58      27      28   Gas, Power and Renewables        39        6
      ----------------------                                 --------------
          84   1,027    (494)                                1,643       16
      ======================                                 ==============


                                     Notes

6. Interest expense


      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2003    2004    2004                                   2004    2003
     =======================                                 ==============
            $ million                                            $ million

         172     160     188   Group interest payable          644      700
         (60)    (57)    (49)  Capitalized                    (208)    (190)
     -----------------------                                 --------------
         112     103     139                                   436      510
          36      41      37   Joint ventures                  158       89
          12      12      13   Associated undertakings          48       45
     -----------------------                                 --------------
         160     156     189                                   642      644
     =======================                                 ==============

7. Other finance expense


                               Interest on pension and other
                                 post-retirement benefit
         460     502     519     plan liabilities            2,012    1,840
                               Expected return on pension
                                 and other post-retirement
        (375)   (493)   (501)    benefit plan assets        (1,983)  (1,500)
     -----------------------                                 --------------
                               Interest net of expected return
          85       9      18     on plan assets                 29      340
                               Unwinding of discount
          42      48      50     on provisions                 196      173
                               Unwinding of discount on
                                 deferred consideration for
                                 acquisition of investment
          25      22      17     in TNK-BP                      91       34
                               Change in discount rate
           -       -      41     for provisions                 41        -
     -----------------------                                 --------------
         152      79     126                                   357      547
     =======================                                 ==============


8.   Charge for taxation

         404   1,672   2,365   Current                       7,908    4,919
         753     437    (213)  Deferred                        374    1,192
     -----------------------                                 --------------
       1,157   2,109   2,152                                 8,282    6,111
     =======================                                 ==============
         356     601     387   UK                            1,699    1,431
         801   1,508   1,765   Overseas                      6,583    4,680
     -----------------------                                 --------------
       1,157   2,109   2,152                                 8,282    6,111
     =======================                                 ==============

                                     Notes

9.   Analysis of changes in net debt

      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2003    2004    2004                                   2004    2003
     =======================                                 ==============
            $ million                                            $ million

                               Opening balance
      19,970  19,858  20,445   Finance debt                 22,325   22,008
       1,091   1,531   1,576   Less: Cash                    1,947    1,520
         404     172     245       Current asset investments   185      215
     -----------------------                                ---------------
      18,475  18,155  18,624   Opening net debt             20,193   20,273
     -----------------------                                ---------------
                               Closing balance
      22,325  20,445  23,091   Finance debt                 23,091   22,325
       1,947   1,576   1,156   Less: Cash                    1,156    1,947
         185     245     328       Current asset investments   328      185
     -----------------------                                ---------------
      20,193  18,624  21,607   Closing net debt             21,607   20,193
     -----------------------                                ---------------
                               (Increase) decrease
      (1,718)   (469) (2,983)    in net debt                (1,414)      80
     =======================                                ===============
                               Movement in cash/
         797      24    (489)    bank overdrafts              (871)     317
                               Increase (decrease) in
        (223)     73      74     current asset investments     132      (41)
                               Net cash (inflow) outflow
                                 from financing(excluding
      (2,350)   (563) (2,535)    share capital)               (431)    (760)
           -       -       -   Debt transferred to TNK-BP        -       93
                               Exchange of Exchangeable Bonds
                                 for Lukoil American
           -       -       -     Depositary Shares               -      420
           5      10      37   Other movements                  68      144
          (3)      -       -   Debt acquired                     -      (15)
     -----------------------                                 --------------
                               Movement in net debt before
      (1,774)   (456) (2,913)    exchange effects           (1,102)     158
          56     (13)    (70)  Exchange adjustments           (312)     (78)
     -----------------------                                 --------------
                               (Increase) decrease
      (1,718)   (469) (2,983)    in net debt                (1,414)      80
     =======================                                 ==============

                               Notes

10.  TNK-BP Operational and Financial Information

      Fourth   Third  Fourth                                         29 Aug
     Quarter Quarter Quarter                                   Year  31 Dec
        2003    2004    2004                                   2004    2003
     =======================                                 ==============
                               Production (Net of royalties)
                                (BP share)
         669     858     884   Crude oil (mb/d)                 830     665
         296     505     515   Natural gas (mmcf/d)             463     281
         720     945     972   Total hydrocarbons (mboe/d)(a)   910     713
     =======================                                 ==============

            $ million                                            $ million
                               Income statement (BP share)
                               Replacement cost profit
         354     807     659     before interest and tax      2,421     512
           -       -       -   Stock holding gains (losses)       -       -
         (24)    (23)    (22)  Interest expense *              (101)    (37)
         (53)   (257)   (209)  Taxation                        (752)    (83)
           1      (6)    (17)  Minority shareholders' interest  (43)      -
     -----------------------                                 --------------
         278     521     411   Net Income                     1,525     392
     =======================                                 ==============
                               * Excludes unwinding of discount
          25      22      17       on deferred consideration     91      34
     =======================                                 ==============
                               Cash Flow
                               Additional investment in
         (23)      -       -     TNK-BP joint venture        (1,416) (2,648)
                               Dividends related to period
         297      23       -     prior to acquisition           166     297
     -----------------------                                 --------------
                               Net investment in TNK-BP
         274      23       -     joint venture               (1,250) (2,351)
     =======================                                 ==============
           -   1,031     610   Dividends received             1,760       -
     =======================                                 ==============


      Fourth   Third  Fourth
     Quarter Quarter Quarter                                       Year
        2003    2004    2004                                   2004    2003
     =======================                                 ==============
                               Average oil marker prices ($/bbl)
       27.90   37.23   37.75   Urals (NWE - cif)              34.08   27.20
       28.00   37.41   38.82   Urals (Med - cif)              34.45   27.28
       16.65   23.33   22.30   Domestic Oil                   20.61   16.65
     =======================                                 ==============



    Balance Sheet                             31 December       31 December
                                                     2004              2003
                                                 ========       ============
                                                        $ million
    Fixed assets - investments
      Gross assets                                 12,520            10,339
      Gross liabilities                            (4,352)           (3,290)
                                                 --------           --------
                                                    8,168             7,049
                                                 ========           ========
    Deferred consideration
      Due within one year                           1,227             1,227
      Due after more than one year                  1,194             2,352
                                                 --------           --------
                                                    2,421             3,579
                                                 ========           ========

(a) Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

     BP's share of the result of the TNK-BP joint venture has been included within Exploration and Production with effect from 29 August 2003. TNK-BP operational and financial information has been estimated and includes adjustments to net income in respect of prior periods amounting to a credit of $23 million in 4Q 2004 and charges of $36 million in the year 2004.


                               Notes

11.  Statutory accounts

     The above financial information does not constitute statutory accounts. The summarised group results, summarised group balance sheet, summarised group cash flow statement and the Notes thereon (except Note
     10) for the years ended 31 December 2004 and 2003 are an extract from the BP Annual Report and Accounts 2004, approved by a duly appointed and authorized committee of the Board of Directors at the Results Committee meeting held on 7 February 2005, but not yet delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.

                              Contacts

                               London                    United States
                               -------------------       ----------------

Press Office                   Roddy Kennedy             Ronnie Chappell
                               +44 (0)20 7496 4624       +1 281 366 5174

Investor Relations             Fergus McLeod             Rachael MacLean
                               +44 (0)20 7496 4717       +1 212 451 8072

http://www.bp.com/investors




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 8 February 2005                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary